United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 30 September 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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2 November 2022

This announcement contains inside information

COCA-COLA EUROPACIFIC PARTNERS

Trading update for the third quarter ended 30 September 2022 & interim dividend declaration

Strong third quarter, upgrading FY22 guidance, declaring record dividend & raising mid-term objectives

					Change vs 2021				Change vs 2021 (Pro Forma)
		Revenue	Volume (UC)[1]	Revenue per UC[1]	Comparable[2] Volume	Revenue per UC[1],[5]	FXN[2] revenue	Revenue	Pro forma comparable volume [3]	Pro forma revenue per UC[3]	Pro forma FXN revenue[3]	Pro forma revenue[3]
Q3 2022	Europe	€3,820m	736m	€5.19	12.0%	5.0%	17.5%	17.5%	—	—	—	—
	API	€925m	152m	€5.61	9.5%	11.5%	21.0%	32.0%	—	—	—	—
	CCEP	€4,745m	888m	€5.26	11.5%	6.0%	18.0%	20.0%	—	—	—	—

YTD 2022	Europe	€10,271m	2,012m	€5.09	13.5%	4.5%	18.5%	19.0%	13.5%	4.5%	18.5%	19.0%
	API	€2,754m	494m	€5.27	101.5%	5.0%	111.0%	123.5%	8.0%	6.0%	13.5%	20.5%
	CCEP	€13,025m	2,506m	€5.12	24.5%	5.0%	30.0%	32.0%	12.5%	5.0%	17.5%	19.0%

Damian Gammell, Chief Executive Officer, said:

“We are pleased to have delivered another strong quarter following a great first half. We achieved solid top line growth and value share gains across our markets. Key to this was the continued recovery of the away from home channel, a return to travel and tourism for many consumers, great summer weather in Europe and a resilient home channel. Our focus on core brands, leading in-market execution, and further price and mix, delivered volume and revenue, across both channels, ahead of 2019. And we continued to make progress against our sustainability commitments, globally recognised as the recipient of the Coca-Cola system’s 2021 ESG award.

“Given our strong year to date performance, we are raising top line, bottom line and free cash flow guidance for FY22 and declaring a record dividend. We are confident in the resilience of our robust categories and the strength of the relationships we have with our customers, who continue to share in our success, despite a more uncertain outlook. We are also effectively managing key levers of pricing* and promotional spend across our broad pack offering, alongside our focus on efficiency.

“Our success will continue to be determined by our great people, great service, great beverages, done sustainably. We are a bigger and better, more diverse and resilient business, enhanced by our bold and fantastic acquisition last year. Alongside our strong performance this year, we are today committing to even more ambitious objectives over the mid-term. In combination with over €5bn of shareholder returns since 2016, this demonstrates the strength of our business and ability to deliver continued shareholder value. We have the platform and momentum to go even further together for a greater future. We look forward to providing more details at today’s Capital Markets Event in London."

Note: All footnotes included after the ‘About CCEP’ section; *refers to headline pricing

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Q3 HIGHLIGHTS[2],[3]
Q3 Reported revenue +20.0%; Fx-neutral revenue +18.0%
•NARTD YTD value share gains[4] across measured channels both in-store (+20bps) & online (+100bps)
•Comparable volume +11.5%[6] (+5.5% vs 2019) driven by the continued recovery of the away from home (AFH) channel, with the return of tourism & favourable weather supporting volume growth in Europe & soft comparables in API due to prior year restrictions (API Q3 2021 volume -2.0% vs 2020)
◦Strong AFH comparable volume: +16.0% (+2.0% vs 2019) reflecting the continued recovery of the AFH channel across both Europe (+16.5% vs 2021) & API (+13.5% vs 2021)
◦Resilient Home comparable volume: +8.5% (+8.5% vs 2019) driven by continuing at-home consumption trends & solid in-market execution
•Revenue per unit case +6.0%[1],[5] (+10.0%[7] vs 2019) reflecting favourable price realisation across all markets, including the benefit of additional underlying pricing coming through in some markets, alongside positive pack & channel mix led by the continued recovery of the AFH channel
Dividend
•Declaring second half interim dividend per share of €1.12 (to be paid December)
•Resulting in record full year dividend per share of €1.68 (+20.0% vs 2021 & +35.5% vs 2019), maintaining annualised total dividend payout ratio of approximately 50%[8]. Equating to a total absolute dividend of €767m
Other
•Reorientation of the API portfolio to maximise system value creation to enable greater focus on NARTD, RTD alcohol & spirits well advanced. Sale of NARTD own brands to The Coca-Cola Company for A$275m substantially complete. Expected to be fully complete by the end of the year
•Innovation highlights: new limited edition Coca-Cola Creations flavour, Dreamland, Sprite Lemon+ & Monster flavour extensions (including Monster Ultra Rosa & Monster Reserve White Pineapple)
•Sustainability highlights:
◦Winner of 2021 J. Paul Austin Award, recognising ESG performance in the Coca-Cola System
◦Launched sustainability-linked supply chain finance programme
◦Achieved 100% renewable electricity commitment three years early in New Zealand (NZ)
◦Continued rollout of new attached caps to PET bottles, now in GB, Germany, Spain, Sweden & the Netherlands

FY22 GUIDANCE[2],[3]

The outlook for FY22 reflects current market conditions. Unless otherwise stated, guidance is provided on a pro forma comparable & FX-neutral basis. FX is expected to increase FX-neutral guidance by approximately 150 basis points for the full year.

Revenue: pro forma comparable growth of 15-16% (previously 11-13%)
•Weighted towards volume over price/mix reflecting recovery of the AFH channel
Cost of sales per unit case: pro forma comparable growth of ~8.5% (previously ~7.5%)
•Stronger volume recovery supporting favourable overhead absorption
•Commodity inflation expected to be up low twenties (previously high teens)
•FY22 hedge coverage >95%
Operating profit: pro forma comparable growth of 11-12% (previously 9-11%)
•Remain on track to deliver on previously announced efficiency savings & API combination benefits & continued focus on optimising discretionary spend
Comparable effective tax rate: ~22% (previously 22-23%)
Diluted EPS: pro forma comparable growth of 14-15% based on actual FX rates
Free cash flow: at least €1.8bn (previously at least €1.6bn) reflecting strong year to date performance & working capital initiatives

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FY23 OUTLOOK[2]
Top line
•Market remaining resilient, mindful of uncertain outlook
•Annualisation of FY22 second underlying pricing increases
•NARTD category (retail sales value) expected to grow high single digit, driven by price & mix

Bottom line
•Cost of sales
◦Commodities: expected to be up mid-teens (previously high single digit); ~60% hedge coverage
◦Concentrate: directly linked to revenue per unit case through the incidence pricing model
◦Low overall FX transactional exposure (<10%)
•Continued delivery of efficiency programmes

UPDATED MID-TERM OBJECTIVES & INVESTOR EVENT HIGHLIGHTS[2]

Updated mid-term objectives

Revenue: growth of ~4%[5] (raised, previously low single digit)
Comparable operating profit: growth of ~7%[5] (raised, previously mid single digit)
Free cash flow: ~€1.7bn (raised, previously at least €1.25bn)
Net Debt/Adjusted EBITDA: 2.5X – 3.0X (maintained) & focused on reaching top end of target leverage range by end of FY23
ROIC: ~+50bps p.a. (raised, previously ~+40bps p.a.)
Capex: ~4-5% of revenue[9] (updated, previously ~5% of revenue[9])
Dividend payout ratio: ~50%[8] (maintained)

Other highlights

•NARTD market is large & growing: estimated at €130bn in 2022; CAGR 2023-27 estimated at around ~3-4%[17]
•Announcing new €350-400m efficiency programme to be delivered by the end of FY28 (cash cost to deliver included within FCF guidance)
•Sustainability: updating our commitments & targets to include API markets

For more details, the investor event presentation will be made available at www.cocacolaep.com from 12:30 GMT, 13:30 CET & 8:30 a.m. EDT. For details of the webcast see page 6.

The person responsible for arranging for the release of this announcement on behalf of the Company is Clare Wardle, Company Secretary.

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Third-Quarter & Year-To-Date Revenue Performance by Geography[2]
All values are unaudited and all references to volumes are on a comparable basis

	Q3			YTD (Pro forma)[3]
			Fx-neutral			Fx-neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	830	15.5%	15.5%	2,293	20.0%	18.0%
France[11]	568	22.5%	22.5%	1,585	16.5%	16.5%
Germany	733	15.5%	15.5%	2,029	17.5%	17.5%
Iberia[12]	970	22.0%	22.0%	2,341	25.5%	25.5%
Northern Europe[13]	719	13.0%	13.0%	2,023	14.0%	14.0%
Total Europe	3,820	17.5%	17.5%	10,271	19.0%	18.5%
API[10] (Pro forma)[3]	925	32.0%	21.0%	2,754	20.5%	13.5%
Total CCEP (Pro forma)[3]	4,745	20.0%	18.0%	13,025	19.0%	17.5%

API
•Q3 volume growth reflects solid trading in Australia & NZ, further supported by the recovery of the AFH channel with soft comparables in all markets from cycling tough restrictions last year. Solid strategy & execution to navigate industry-wide supply constraints in Australia & NZ also supported volume growth.
•Coca-Cola No Sugar outperformed in Australia & NZ, & Monster volume grew in all markets.
•Revenue/UC[14] growth driven by positive channel & pack mix from the recovery of the AFH channel, underlying price & promotional optimisation in Australia.
France
•Q3 volume growth reflects strong trading in the AFH channel, with favourable weather & the recovery of tourism leading to double-digit volume growth versus 2019. Home channel demand remained resilient, also achieving double-digit volume growth versus 2019. Strong overall performance despite industry-wide supply constraints.
•Coca-Cola Original Taste & Zero Sugar, Fuze Tea, Capri-Sun & Monster outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by further underlying price & positive customer mix from the continued recovery of the AFH channel.
Germany
•Q3 volume growth reflects the continued recovery of the AFH channel, further supported by favourable weather. Continued strong performance in the Home channel supported by the successful navigation of industry-wide supply constraints & the border trade business resulted in volume ahead of 2019.
•Coca-Cola Zero Sugar, Fuze Tea & Monster outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by underlying price, positive brand mix (e.g. Monster volume +20.0% in Q3) & pack mix from the continued recovery of the AFH channel.
Great Britain
•Q3 volume growth reflects continued strong trading in the AFH channel, with favourable weather contributing towards double-digit volume growth vs 2019. Higher at-home consumption trends led to resilient demand in the Home channel, also achieving double-digit volume growth versus 2019.
•Coca-Cola Zero Sugar, Fanta, Sprite & Monster outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by underlying price & promotional optimisation, alongside positive pack mix led by IC packs e.g. small PET volume +13.5% in Q3.
Iberia
•Q3 volume growth reflects momentum in the AFH channel recovery, achieving volume ahead of 2019 levels, supported by the continued recovery of tourism & favourable weather. The increased Spanish VAT rate continued to impact volume within the Home channel.
•Coca-Cola Zero Sugar & Monster both outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by further underlying price & positive pack & channel mix led by the on-going recovery of the AFH channel e.g. small glass volume +12.0% in Q3.
Northern Europe
•Q3 volume growth reflects continued trading momentum in the AFH channel. Continued strong demand in the Home channel supported overall volume growth ahead of 2019.
•Coca-Cola Zero Sugar, Fanta & Monster all outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by underlying price, alongside positive pack & channel mix from the continued recovery of the AFH channel e.g. small glass volume +16.5% in Q3.

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Third-Quarter & Year-To-Date Volume Performance by Category[2],[3],[6]
All values are unaudited and all references to volumes are on a comparable basis

	Q3		YTD (Pro forma)[3]
	% of Total	% Change	% of Total	% Change
Sparkling	83.0%	10.5%	84.0%	11.5%
Coca-Cola®	57.5%	8.5%	58.0%	10.0%
Flavours, Mixers & Energy	25.5%	15.0%	26.0%	15.5%
Stills	17.0%	16.5%	16.0%	16.0%
Hydration	9.0%	24.5%	8.0%	21.0%
RTD Tea, RTD Coffee, Juices & Other[15]	8.0%	8.5%	8.0%	11.0%
Total	100.0%	11.5%	100.0%	12.5%

Coca-Cola®
•Q3 Original Taste +11.0%; Lights +5.5% driven by solid trading in both channels, supported by the continued recovery of the AFH channel & on-going solid performance of the reformulated & rebranded Coca-Cola Zero Sugar (+11.0%; +25.0% vs 2019)
•Coca-Cola Zero Sugar gained value share[4] of Total Cola +60bps

Flavours, Mixers & Energy
•Q3 Fanta +20.0% driven by solid trading in both channels, supported by the continued recovery of the AFH channel
•Q3 Energy +25.5% vs 2021 & +55.5% vs 2019 led by Monster; gaining +140bps of value share[4].
•Solid growth supported by exciting innovation & solid in-market execution

Hydration
•Q3 Water +24.5% reflecting the continued recovery of the AFH channel & increased mobility
•Q3 Water in decline vs 2019 (-20.0%), partially offset by Sports (+17.5%) following a post pandemic resurgence

RTD Tea, RTD Coffee, Juices & Other[15]
•Q3 Juice drinks in decline -2.5% vs 2019 driven by SKU rationalisation in Indonesia. Continued growth in Europe led by Capri-Sun (+18.0% vs 2021 & +33.5% vs 2019)
•Q3 RTD Tea in growth vs 2019, led by Fuze Tea (+41.0%[16]) & continuing to grow value share in Europe[4],[16]
•Q3 Alcohol delivered strong growth in Australia (+9.5% vs 2021 & +8.5% vs 2019) driven mainly by RTD Alcohol

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Investor Event Webcast
•2 November 2022 at 12:30 GMT, 13:30 CET & 8:30 a.m. EDT; accessible via www.cocacolaep.com
•Broadcast, replay & transcript will be available at www.cocacolaep.com as soon as possible

Dividend
•The CCEP Board of Directors declared a second-half interim dividend of €1.12 per share
◦The interim dividend is payable 7 December 2022 to those shareholders of record on 18 November 2022
◦CCEP will pay the interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges & London Stock Exchange
◦Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 2 November 2022. This translated amount will be posted on our website here: https://ir.cocacolaep.com/shareholder-information-and-tools/dividends

Financial Calendar
•Preliminary unaudited full-year 2022 results: 16 February 2023
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts

Investor Relations
Sarah Willett	Claire Michael	Claire Copps
+44 7970 145 218	+44 7528 251 033	+44 7980 775 889

Media Relations
Shanna Wendt	Nick Carter
+44 7976 595 168	+44 7976 595 275

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.
___________________
1.A unit case equals approximately 5.678 litres or 24 8-ounce servings
2.Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details and to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to pro forma comparable results; Change percentages against prior year equivalent period unless stated otherwise
3.Comparative pro forma figures as if the acquisition of Coca-Cola Amatil Limited occurred at 1 January 2021 presented for illustrative purposes only, it is not intended to estimate or predict future financial performance or what actual results would have been. Acquisition completed on 10 May 2021. Prepared on a basis consistent with CCEP accounting policies for the period 1 January to 10 May 2021. Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details
4.Combined NARTD (non-alcoholic ready to drink) NielsenIQ Global Track YTD data for BE, DE, ES, FR, NL, NO, PT & SE to 28.Aug.22; GB to 27.Aug.22; NZ to 11.Sep.22; IND to 15.Aug.22; NARTD IRI data for AUS to 28.Aug.22. Online Data is for available markets YTD GB to 13.Aug.22 (Retailer data) + 27.Aug.22 (NielsenIQ), ES, FR, NL & SE to 28.Aug.22 (NielsenIQ), AUS to 28.Aug.22 (Retailer Data)
5.Comparable & Fx-neutral
6.No selling day shift in Q3; YTD adjusted for 1 less selling day in Q1; YTD pro forma volume +12.0%
7.Management’s best estimate
8.Dividends subject to Board approval
9.Excluding payments of principal on lease obligations
10.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
11.Includes France & Monaco
12.Includes Spain, Portugal & Andorra
13.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
14.Revenue per unit case
15.RTD refers to Ready to Drink; Other includes Alcohol & Coffee
16.Europe only
17.CCEP internal estimates based on Global Data 2023-2027

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of Coca-Cola Amatil Limited and its subsidiaries (together “CCL” or “API”) completed on 10 May 2021 (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2021 Annual Report on Form 20-F filed with the SEC on 15 March 2022 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2022 Half-year Report filed with the SEC on 4 August 2022;

2. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns;

3. the extent to which COVID-19 will continue to affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic;

4. risks and uncertainties relating to the global supply chain, including impact from war in Ukraine, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

5. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn; and

6. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets. The impacts, including potential increases in energy prices, are expected to be exacerbated during the approaching colder months of the year.

Due to these risks, CCEP’s actual future results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions, and the results of the integration of the businesses following the Acquisition, including expected efficiency and combination savings, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures
Pro forma financial information
Pro forma financial information has been provided in order to illustrate the effects of the acquisition of Coca-Cola Amatil Limited (referred to as CCL pre acquisition, API post acquisition) on the results of operations of CCEP in 2021 and allow for greater comparability of the results of the combined group between periods. The pro forma financial information for 2021 has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable. For further information, refer to our 2021 Annual Report on Form 20-F filed with the SEC on 15 March 2022, which provides further details on our non-GAAP performance measures and reconciles, where applicable, our results as reported under IFRS to Pro forma financial information and non-GAAP performance measures.
The Pro forma financial information presented in this document reflects the inclusion of API revenue as if the acquisition had occurred at 1 January 2021 and prepared on a basis consistent with CCEP accounting policies.
The pro forma financial information does not intend to represent what CCEP’s results of operations actually would have been if the acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the Pro Forma financial information contained herein.
Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.

For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our consolidated financial statements.
‘‘Pro forma’’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of 2021. In this document, the Pro forma financial information adjustments reflect the inclusion of API revenue as if the acquisition had occurred at the beginning of 2021 and prepared on a basis consistent with CCEP accounting policies.

"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit pension scheme, net impact related to European flooding and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Pro forma Comparable’’ is defined as the pro forma results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures.

‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.

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‘‘Net Debt’’ is defined as the net of cash and cash equivalents less borrowings and adjusted for the fair value of hedging instruments related to borrowings and other financial assets/liabilities related to borrowings. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

‘‘ROIC” or “Return on invested capital” is defined as comparable operating profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short term investments. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Supplemental Financial Information - Revenue - Reported to Pro Forma Comparable
All pro forma measures presented below relate only to the nine months ended 1 October 2021.

Revenue

Pro forma Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	30 Sept 2022	1 Oct 2021	% Change	30 Sept 2022	1 Oct 2021	% Change
As reported and comparable	4,745	3,949	20.0%	13,025	9,867	32.0%
Add: Pro forma adjustments[1]	—	—	n/a	—	1,056	n/a
Pro forma Comparable	4,745	3,949	20.0%	13,025	10,923	19.0%
Adjust: Impact of fx changes	(77)	n/a	n/a	(191)	n/a	n/a
Pro forma Comparable and fx-neutral	4,668	3,949	18.0%	12,834	10,923	17.5%

Pro forma Revenue per unit case	5.26	4.96	6.0%	5.12	4.88	5.0%

Pro forma Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	30 Sept 2022	1 Oct 2021	% Change	30 Sept 2022	1 Oct 2021	% Change
As reported and comparable	925	700	32.0%	2,754	1,233	123.5%
Add: Pro forma adjustments[1]	—	—	n/a	—	1,056	n/a
Pro forma Comparable	925	700	32.0%	2,754	2,289	20.5%
Adjust: Impact of fx changes	(77)	n/a	n/a	(153)	n/a	n/a
Pro forma Comparable and fx-neutral	848	700	21.0%	2,601	2,289	13.5%

Pro forma Revenue per unit case	5.61	5.03	11.5%	5.27	4.97	6.0%
[1] The Pro forma financial information for 2021 reflects the inclusion of API revenue as if the acquisition had occurred at 1 January 2021 and prepared on a basis consistent with CCEP accounting policies.

Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Third-Quarter Ended			Nine Months Ended
	30 Sept 2022	1 Oct 2021	% Change	30 Sept 2022	1 Oct 2021	% Change
Volume	888	796	11.5%	2,506	2,023	24.0%
Impact of selling day shift	n/a	—	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	888	796	11.5%	2,506	2,016	24.5%
Pro forma impact[1]	—	—	n/a	—	212	n/a
Pro forma comparable volume	888	796	11.5%	2,506	2,228	12.5%

P a g e | 11

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Third-Quarter Ended			Nine Months Ended
	30 Sept 2022	1 Oct 2021	% Change	30 Sept 2022	1 Oct 2021	% Change
Volume	152	139	9.5%	494	245	101.5%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	152	139	9.5%	494	245	101.5%
Pro forma impact[1]	—	—	n/a	—	212	n/a
Pro forma comparable volume	152	139	9.5%	494	457	8.0%
[1] Pro forma API volume for the nine months ended 1 Oct 2021 is 460 million unit cases. Including the impact of the Q1 selling day shift (3 million unit cases), pro forma comparable API volume is 457 million unit cases.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 2, 2022	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer